U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                                                --------------------------------
            NOTIFICATION OF LATE FILING                 SEC FILE NUMBER

                                                --------------------------------

                                                --------------------------------
                                                          CUSIP NUMBER
                                                          00087F 10 2
                                                --------------------------------


(CHECK ONE):   [ ] Form 10-K and Form 10-KSB           [ ] Form 20-F
               [X] Form 10-Q and 10-QSB                [ ] Form N-SAR

         For Period Ended:  JUNE 30, 2004
                            -----------------------------
         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         -----------------------------

--------------------------------------------------------------------------------
  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION

Full Name of Registrant:            ACL Semiconductors Inc.

--------------------------------------------------------------------------------
Former Name if Applicable

--------------------------------------------------------------------------------
Address of Principal Executive Office              B24-B27,1/F., Block B,
(Street and Number)                                Proficient Industrial Centre,
                                                   6 Wang Kwun Road, Kowloon

--------------------------------------------------------------------------------
City, State and Zip Code                                      Hong Kong

PART II--RULES 12b-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

In order to assist Samsung to execute a world-wide price war on memory products during May to July 2004 in order to increase their market share, the Registrant's board of directors together with the management team have insufficient time for this 10-Q reporting and are unable to compile the necessary information without reasonable efforts and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kenneth LapYin Chan                         (852) 2799-1996
--------------------------------------------------------------------------------
(Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that the Registrant's sales be approximately $33.3 million and $62.8 million, respectively, for the three months and six months ended June 30, 2004 compared to $16.5 million and $32.1 million, respectively, for the three months and six months ended June 30, 2003, and its net income (loss) be ($0.1) million and $0.2 million, respectively, for the three months and six months ended June 30, 2004 compared to $0.2 million and $0.4 million, respectively, for the three months and six months ended June 30, 2003. The significant increase in sales and decrease in net income recorded in the three-month and six-month periods ended June 30, 2004 compared to those for the three-month and six-month periods ended June 30, 2003 were attributable to strong demand of Samsung memory products but stiff competetion in the market resulted in price discounting which affected profit margins.

--------------------------------------------------------------------------------

                             ACL SEMICONDUCTORS INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  AUGUST 13, 2004                 By:  /s/ KENNETH LAP YIN CHAN
      -----------------------------      ---------------------------------------
                                                Name: Kenneth Lap Yin Chan
                                                Title:  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed and original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. Manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.